Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

Sybron Dental Specialties, Inc.

by

Smile Acquisition Corp.

an indirect wholly-owned subsidiary

of

Danaher Corporation

at

$47.00 Net Per Share

The offer and withdrawal rights will expire at 12:00 midnight,

New York City time, on Monday, May 15, 2006, unless the offer is extended.

A summary of the principal terms of the offer appears on pages (ii) through (iii). You should read this entire document carefully before deciding whether to tender your shares.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

April 18, 2006

SUMMARY OF THE OFFER

Principal terms

•	Danaher Corporation, through its indirect wholly-owned subsidiary, is offering to buy all outstanding shares of Sybron common stock. The tender price is $47.00 per share in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

•	The offer is the first step in our plan to acquire all of the outstanding Sybron shares, as provided in our merger agreement with Sybron. If the offer is successful (that is, if a majority of the outstanding Sybron shares are tendered), we will acquire any remaining Sybron shares in a later merger for $47.00 per share in cash. The stockholders of Sybron will have appraisal rights in the merger.

•	The initial offering period of the offer will expire at 12:00 midnight, New York City time, on May 15, 2006, unless we extend the offer.

•	If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

Sybron board recommendation

•	The board of directors of Sybron has unanimously approved the offer and the merger, has determined that the offer and the merger are in the best interests of Sybron and its stockholders, and recommends that stockholders of Sybron accept the offer and tender their Sybron shares.

Conditions

We are not required to complete the offer unless:

•	we receive U.S. federal antitrust clearance and approval from certain foreign governments for the offer, and

•	at least a majority of the outstanding Sybron common shares (assuming exercise of all outstanding stock options, and including any other Sybron common shares, directly or indirectly, owned by us) are validly tendered and not withdrawn prior to the expiration of the offer.

Other conditions to the offer are described at pages 22 through 24. The offer is not conditioned on Danaher obtaining financing.

Procedures for tendering

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 5 through 7 of this document.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See pages 5 through 7 for further details.

•	If you hold your Sybron shares through a broker or bank, you should contact your broker or bank and give instructions that your Sybron shares be tendered.

ii

Withdrawal rights

•	If, after tendering your Sybron shares in the offer, you decide that you do not want to accept the offer, you can withdraw your Sybron shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Sybron shares. See pages 7 through 8 for further details.

Recent Sybron trading prices; subsequent trading

•	The closing price for Sybron common shares was:

$41.74 per share on April 11, 2006, the last trading day before we announced the merger agreement with Sybron, and

$46.77 per share on April 17, 2006, the last trading day before the printing of these materials.

Before deciding whether to tender, you should obtain a current market quotation for the shares.

•	If the offer is successful, we expect the Sybron shares to continue to be traded on the New York Stock Exchange until the time of the merger, although we expect trading volume to be below its pre-offer level.

Further information

•	If you have questions about the offer, you can call our Information Agent:

MacKenzie Partners, Inc.

Banks and Brokers Call Collect: (212) 929-5500

All others call Toll Free: (800) 322-2885

iii

To: All Holders of Shares of

Common Stock of Sybron

INTRODUCTION

Smile Acquisition Corp. (the “Purchaser”), an indirect wholly-owned subsidiary of Danaher Corporation (“Danaher”) is offering to purchase all outstanding shares of common stock of Sybron Dental Specialties, Inc. (“Sybron”), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of December 8, 2000, between Sybron and EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agreement”), at a purchase price of $47.00 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). “Share” means a share of Sybron common stock, together with the associated preferred stock purchase rights.

You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to you. See Section 3. We will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary (the “Depositary”), Goldman, Sachs & Co. (“Goldman Sachs” or the “Dealer Manager”) and MacKenzie Partners, Inc., as Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16.

The Board of Directors of Sybron (the “Sybron Board”) has unanimously determined that the price to be paid for each Share in the Offer and the Merger (as defined herein) is fair to the stockholders of Sybron and that the Offer and the Merger are otherwise in the best interests of Sybron and Sybron stockholders, and recommends that Sybron stockholders accept the Offer and tender their Shares.

We are not required to purchase any Shares unless at least a majority of the outstanding Shares (assuming exercise of all outstanding stock options and including any other Shares, directly or indirectly, owned by us) are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer is also subject to certain other terms and conditions. See Sections 1, 14 and 15.

We are making the Offer under the Agreement and Plan of Merger, dated as of April 12, 2006, among Sybron, Danaher and the Purchaser (the “Merger Agreement”). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Sybron will merge with the Purchaser (the “Merger”), with Sybron continuing as the surviving corporation. In the Merger, each outstanding Share that is not owned by us (other than Shares held by Sybron stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $47.00 net in cash, or any higher price paid per Share in the Offer, without interest (the “Merger Price”). Section 11 contains a more detailed description of the Merger Agreement. Section 5 describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Credit Suisse Securities (USA) LLC (“CS”), Sybron’s financial advisor, has delivered to the Sybron Board a written opinion that, as of April 11, 2006, the per Share consideration to be received by Sybron stockholders other than us and our affiliates in the Offer and the Merger is fair to Sybron stockholders from a financial point of view. A copy of the opinion of CS is included with Sybron’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed with this document, and Sybron stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by CS.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger will be approved by Sybron stockholders. See Section 11.

Sybron has informed us that, as of April 7, 2006, there were 40,553,055 Shares issued and outstanding and 7,073,556 Shares reserved for issuance upon the exercise of outstanding stock options, 350,397 shares reserved for issuance under the ESPP, and 100,000 shares reserved for issuance under the Restricted Stock Plan.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14. The initial offering period of the Offer will expire at 12:00 midnight, New York City time, on Monday, May 15, 2006, unless we extend it.

This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Monday, May 15, 2006, unless we determine, or are required in certain events specified below, to extend the period of time for which the initial offering period of the Offer is open, in which case Expiration Date will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

Upon the terms and subject to the conditions of the Offer, we will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. If, at the Expiration Date, the conditions to the Offer described in Section 14 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary; provided, however, that in the event that (a) the required waiting periods under U.S. federal antitrust laws or under material applicable foreign statutes or regulations have not expired, we are required to extend the Offer until the expiration or termination of the applicable waiting periods under the U.S. federal antitrust laws or any other material applicable foreign statutes or regulations, or (b) the consummation of this Offer is prohibited or is materially limited pursuant to applicable laws or pending legal actions (as set forth in paragraphs (a) and (b) of Annex I to the Merger Agreement), we are required to extend the Expiration Date for additional periods until the earlier of five business days after the time such limitations no longer exist or such time at which such limitations have become final. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section 4.

Subject to the applicable regulations of the Securities and Exchange Commission (the “SEC”) and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to (a) delay purchase of, or, regardless of whether we previously purchased any Shares, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15; (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement of that waiver. We acknowledge that Rule 14e-1(c) under the Securities Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 14. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Securities Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

As of the date of this Offer to Purchase, the associated preferred stock purchase rights do not trade separately. Accordingly, by tendering Shares, you are automatically tendering a similar number of preferred stock purchase rights. If, however, the preferred stock purchase rights detach and separate right certificates are issued, tendering stockholders will be required to deliver rights certificates with the shares.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Securities Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition.

Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), or under any material applicable foreign statutes or regulations, and the other conditions set forth in Section 14. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions (other than the Minimum Condition, which cannot be waived without the Company’s consent). If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, in the exercise of our good faith judgment, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering Sybron stockholders. In the event that we waive any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to Sybron stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

In the Merger Agreement, we have agreed that, upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, all Shares validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer.

Sybron has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2. Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 14. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

For information with respect to approvals that we are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15.

In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Sybron stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering Sybron stockholders.

Under no circumstances will we pay interest on the purchase price for Shares.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a) your tender is made by or through an Eligible Institution;

(b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery.

You may deliver the Notice of Guaranteed Delivery by hand or mail or transmitted by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering Sybron stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding. Under the backup U.S. federal income tax withholding laws applicable to certain Sybron stockholders (other than certain exempt Sybron stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 28% of the amount of any payments made to those Sybron stockholders pursuant to the Offer or the Merger. To prevent backup U.S. federal income tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that you are not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal. To prevent backup withholding, a foreign person must establish an exemption to the satisfaction of the Depositary by providing the Depositary with an appropriate Form W-8, copies of which can be obtained from the Depositary.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of Sybron stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of Sybron’s stockholders.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Sybron stockholder, whether or not similar defects or irregularities are waived in the case of other Sybron stockholders.

Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Danaher, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after June 16, 2006.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Danaher, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Consequences.

Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares in the Offer or the Merger, you will generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sell or exchange. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long term capital gain or loss if, as of the date of sale or exchange, you have held such Shares for more than one year.

The discussion above may not be applicable to certain types of Sybron stockholders, including Sybron stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as insurance companies, tax-exempt entities and regulated investment companies).

The U.S. federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including U.S. federal, state, local and foreign tax consequences.

6. Price Range of the Shares; Dividends.

The Shares are traded on the New York Stock Exchange, Inc. (the “NYSE”) under the symbol “SYD.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the NYSE and cash dividends declared on the Shares during each quarter presented.

SYBRON DENTAL SPECIALTIES, INC.

	High	Low
Fiscal 2004
First Quarter	$30.11	$21.59
Second Quarter	32.14	25.02
Third Quarter	30.70	26.68
Fourth Quarter	30.73	25.76

Fiscal 2005
First Quarter	$36.07	$29.70
Second Quarter	38.55	33.12
Third Quarter	39.67	34.17
Fourth Quarter	41.76	34.92

Fiscal 2006
First Quarter	$48.00	$37.60
Second Quarter	43.90	36.37
Third Quarter (through April 13, 2006)	47.20	40.70

Under the terms of the Merger Agreement, Sybron is not permitted to declare or pay dividends with respect to the Shares.

On April 11, 2006, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the NYSE for the Shares was $41.74 per Share. On April 17, 2006, the last full day of trading prior to the commencement of the Offer, the reported closing price on the NYSE for the Shares was $46.77 per Share.

Stockholders are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Merger Price.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE. The rules of the NYSE establish certain criteria that, if not met, could lead to the delisting of the Shares from the NYSE. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market, and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Securities Exchange Act, as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Merger Price.

Securities Exchange Act Registration. The Shares are currently registered under the Securities Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Shares may be terminated upon application by Sybron to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Securities Exchange Act would substantially reduce the information that Sybron is required to furnish to Sybron stockholders and the SEC and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Securities Exchange Act and the related requirement of an annual report, no longer applicable to Sybron. If the Shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 promulgated under the Securities Exchange Act with respect to “going private” transactions would no longer be applicable to Sybron. In addition, the ability of “affiliates” of Sybron and persons holding “restricted securities” of Sybron to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing or NASDAQ reporting. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act, and it would be our intention to cause Sybron to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Securities Exchange Act and the listing of the Shares on the NYSE will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8. Information Concerning Sybron.

Sybron is a Delaware corporation with its principal executive offices located at 100 Bayview Circle, Suite 6000, Newport Beach, California, 92660. Sybron’s telephone number is (949) 255-8700.

The following description of Sybron and its business has been taken from Sybron’s Form 10-K for the fiscal year ended September 30, 2005, and is qualified in its entirety by reference to Sybron’s Form 10-K for the fiscal year ended September 30, 2005:

Sybron is a leading manufacturer of both a broad range of value-added products for the dental profession, including the specialty markets of orthodontics, endodontics and implantology, and a variety of infection prevention products for use by the medical profession. Sybron’s subsidiaries operate in two business segments:

(1) Professional Dental. Sybron develops and manufactures a variety of branded dental consumable products, small non-consumable equipment and consumable infection prevention products sold through independent distributors to the dental industry worldwide, as well as to medical markets; and

(2) Specialty Products. Sybron develops, manufactures, and markets an array of consumable orthodontic and implant products, as well as small non-consumable dental products, to orthodontists, endodontic specialists, oral surgeons, prosthodontists, and periodontists worldwide.

Sybron files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Sybron’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Sybron or any of its subsidiaries or affiliates or for any failure by Sybron to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Information Concerning Danaher and the Purchaser.

Danaher is a Delaware corporation with principal executive offices located at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006. Danaher’s telephone number is (202) 828-0850. Danaher designs, manufactures and markets industrial and consumer products which are typically characterized by strong brand names, proprietary technology and major market positions. The company is organized in three business segments: Professional Instrumentation, Industrial Technologies, and Tools & Components.

The Purchaser’s principal executive offices are located c/o Danaher Corporation at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006. The Purchaser is a newly formed Delaware corporation and an indirect wholly-owned subsidiary of Danaher. The Purchaser has not conducted any business other than in connection with the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Danaher and the Purchaser are set forth in Schedule I hereto.

Danaher is subject to the information and reporting requirements of the Securities Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Danaher’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), principal holders of Danaher’s securities, any material interests of such persons in transactions with Danaher, and certain other matters is required to be disclosed in proxy statements and periodic reports distributed to Danaher stockholders and filed with the SEC. You may inspect or copy these reports, proxy statements and other information at the SEC’s public reference facilities and they should also be available for inspection in the same manner as set forth with respect to Sybron in Section 8.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I hereto: (a) neither we nor, to our knowledge, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of ours or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Sybron; (b) neither we nor, to our knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Sybron during the past 60 days; (c) neither we nor, to our knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Sybron (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations); and (d) in the past two years, there have been no transactions which would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Sybron or any of its executive officers, directors or affiliates, on the other hand.

Except as disclosed below in Section 10, in the past two years, there have been no contacts, negotiations or transactions between Danaher, or Purchaser or any of their respective subsidiaries, or, to the knowledge of Danaher or Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and Sybron or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

10. Background of the Offer; Contacts with Sybron.

Danaher continuously explores opportunities to expand its business platforms. Several years ago it had identified the dental consumables business as an area of potential expansion and had identified the Company as a potential acquisition candidate.

In late 2003 and early 2004, Danaher and Sybron explored the possibility of Danaher acquiring Sybron, but the parties did not agree on terms and discontinued discussions in late April 2004.

On January 23, 2006, Mr. H. Lawrence Culp, Jr., the President and Chief Executive Officer of Danaher, emailed Mr. Floyd Pickrell, the President and Chief Executive Officer of Sybron, and suggested that the two executives meet in February 2006 during a trade fair in Chicago that both would attend.

On February 23, 2006, Mr. Culp and Mr. Pickrell met in Chicago. At that meeting, Mr. Culp and Mr. Pickrell discussed the strategic and financial logic of a combination of Danaher and Sybron. At that time, Mr. Culp indicated that Danaher may be willing to consider making an offer for all outstanding Shares, subject to satisfactory completion of due diligence and agreement between Danaher and Sybron on other aspects of the proposed transaction.

On March 6, 2006, Mr. Culp and Mr. Pickrell had a further discussion regarding a potential transaction between Danaher and Sybron and arranged for due diligence meetings to take place in Newport Beach, California the week of March 12, 2006. During this latter period, members of Sybron management also had preliminary due diligence discussions with members of Danaher management and provided certain due diligence information regarding Sybron.

On February 24, 2006, Danaher engaged Goldman Sachs as its financial adviser to assist it in connection with a possible business combination with Sybron. Danaher also engaged Wachtell, Lipton, Rosen & Katz and Wilmer Cutler Pickering Hale and Dorr LLP as its legal counsel to assist it in connection with a possible business combination with Sybron.

Danaher signed a confidentiality agreement with Sybron on March 13, 2006.

Representatives of Danaher and Sybron met in Newport Beach, California from March 14 to March 16, 2006. These meetings were attended by members of Sybron’s senior management and by Mr. Culp and other members of Danaher’s senior management. Members of Sybron’s senior management made a presentation concerning the Sybron business.

Over the period from March 14, 2006 to April 6, 2006, representatives of Sybron provided information to Danaher regarding the Sybron business and Danaher and its advisers conducted a due diligence investigation of Sybron.

On March 18, 2006, Mr. Culp spoke with Mr. Pickrell by telephone and communicated a non-binding, indicative offer of $42.50 per Share for all outstanding shares, subject to satisfactory completion of due diligence and agreement between Danaher and Sybron on structure and terms of the proposed transaction.

Over the next three weeks, representatives of Danaher and Sybron spoke and met periodically, and continued discussions regarding the proposed purchase price. Sybron and its representatives informed Danaher that Sybron was in discussions with other parties, but did not name the other parties. Sybron and its representatives indicated that Danaher would have to increase its proposed purchase price significantly if it wished to compete successfully with these other parties.

On April 2, 2006, Mr. Culp, Mr. Daniel L. Comas, Executive Vice President and Chief Financial Officer of Danaher, and other members of Danaher’s management presented to the Danaher Board of Directors the results of Danaher’s due diligence assessment of Sybron and the terms of the proposed transaction. At this meeting, the Board of Directors of Danaher unanimously approved the proposed acquisition of Sybron, subject to satisfactory completion of due diligence and satisfactory negotiation of structure and terms with Sybron.

On April 3, 2006, Danaher received a process letter from Credit Suisse requesting that final proposals for acquiring Sybron be submitted by April 7, 2006.

On April 5, 2006, Danaher sent to Sybron a proposed merger agreement prepared by Wachtell, Lipton, Rosen & Katz and indicated its desire to enter into immediate negotiations. Sybron indicated that it was not ready at that time to engage in direct merger agreement negotiations with Danaher because of the process it was pursuing.

On April 7, 2006, Mr. Culp and Mr. Pickrell again discussed the possible business combination of the two companies. Mr. Culp indicated that Danaher would be willing to consider making an offer of $45.50 per Share for all outstanding Shares, subject to agreement between Danaher and Sybron on other aspects of the proposed transaction. Danaher also sent a letter to Mr. Pickrell on the same date memorializing this indicative offer and indicating that it would be open until midnight on April 10, 2006.

On April 10, 2006, the Sybron Board met to discuss the status of negotiations with Danaher and certain other parties. Later that day, Mr. Pickrell communicated to Mr. Comas that the Sybron Board would not agree to a price of $45.50 per share. Mr. Culp subsequently communicated to Mr. Pickrell that Danaher would agree to make an offer of $47.00 per Share subject to agreement on the structure and terms of the proposed transaction. Later in the day, Mr. Pickrell communicated to Mr. Culp that the Sybron Board had tentatively approved Danaher’s proposal of $47.00 per Share subject to agreement on the structure and terms of the proposed transaction. Sybron then authorized its counsel, Hughes Hubbard & Reed LLP, to engage Danaher’s counsel in merger agreement discussions.

On April 11, 2006, the Sybron Board met again with its advisors to discuss the status of negotiations with Danaher and the terms of the proposed business combination with Danaher. At the conclusion of the April 11, 2006 meeting, a representative of Sybron informed Danaher that the Sybron Board had determined that the Offer and the Merger were in the best interests of Sybron’s stockholders and unanimously approved the Merger Agreement and related transactions.

The Merger Agreement was finalized and executed on the morning of April 12, 2006. The parties issued a press release announcing the transaction on the morning of the same date.

11. Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for Sybron; “Going Private” Transactions.

(a) Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Sybron. The Offer, as the first step in the acquisition of Sybron, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Sybron not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth in Section 8 above (except that it will not be available at the regional offices of the SEC).

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14, the Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of Sybron, the Purchaser will not (a) decrease the Merger price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer, (c) impose additional conditions to the Offer, or (d) amend any other term of the Offer in a manner adverse to the holders of Shares. The Purchaser may extend the Offer, from time to time, if, at the then-scheduled Expiration Date of the Offer, any of the conditions to the Purchaser’s obligation to accept for payment and pay for all Shares shall not have been satisfied or waived; provided, however, that in the event that (a) the required waiting periods under the HSR Act or under any material applicable foreign statutes or regulations shall have not expired or been terminated, the Purchaser is required to extend the Offer until the expiration or termination of the applicable waiting periods under the U.S. federal antitrust laws or any other material applicable foreign statutes or regulations, or (b) the consummation of this Offer is prohibited or is materially limited pursuant to applicable laws or pending legal actions (as set forth in paragraphs (a) and (b) of Annex I to the Merger Agreement), the Purchaser is required to extend the Expiration Date for additional periods until the earlier of five business days after the time such limitations no longer exist or such time at which such limitations have become final. In addition, if all conditions to the Offer are satisfied and the number of Shares tendered and not withdrawn is more than a 50%, but less than 90%, of the outstanding number of Shares on a fully diluted basis, the Purchaser shall have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of ten additional business days in the aggregate beyond the latest Expiration Date.

Recommendation. Sybron has represented to Danaher in the Merger Agreement that the Sybron Board, at a meeting duly called and held, has (a) determined by unanimous vote that the Offer and the Merger are fair to and in the best interest of Sybron stockholders, (b) approved the Offer and the Merger Agreement in accordance with the DGCL, (c) recommended acceptance of the Offer and adoption of the Merger Agreement by Sybron stockholders (if such approval and adoption is required by applicable law) and (d) taken all other action necessary to render Section 203 of the DGCL and the rights under the Rights Agreement inapplicable to the Offer and the Merger; provided, however, that such recommendation and approval may be withdrawn, modified or amended prior to the acceptance of payment of Shares only to the extent that the Sybron Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that a takeover proposal that has been submitted and not withdrawn is a Superior Proposal and that it is necessary to do so in order to comply with the Sybron Board’s fiduciary duties to the Sybron stockholders under applicable law. Sybron further represented that CS delivered to the Sybron Board its written opinion to the effect that, as of April 11, 2006, the cash consideration to be received by the holders of the Shares (other than Danaher and/or its affiliates) pursuant to the Offer and the Merger was fair to those holders from a financial point of view.

Directors. The Merger Agreement provides that, subject to compliance with applicable law, Danaher, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, is entitled to designate that number of directors, rounded up to the next whole number, on the Sybron Board as is equal to the product of the total number of directors on the Sybron Board (determined after giving effect to the directors so elected pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Danaher or its affiliates bears to the total number of Shares then outstanding; provided, however, that Danaher shall be entitled to designate at least a majority of the directors on Sybron’s Board, as long as Danaher and its affiliates beneficially own a majority of the Shares of Sybron. Sybron shall, upon request of Danaher, promptly take all actions necessary to cause designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that, prior to the time the Merger becomes effective (the “Effective Time”), the Sybron Board shall always have at least two members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates (“Purchaser Insiders”). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person who is not a Purchaser Insider to fill such vacancy. Following the election or appointment of Danaher’s designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by Sybron, any extension by Sybron of the time for performance of any of the obligations or other acts of Danaher or the Purchaser, any waiver of any of Sybron’s rights under the Merger Agreement or any other actions taken by Sybron will require the concurrence of a majority of the directors of Sybron then in office who are not Purchaser Insiders (or, in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider) if that amendment, termination, extension, or waiver could be reasonably likely to have an adverse effect on the minority Sybron stockholders.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Sybron. Following the Merger, the separate corporate existence of the Purchaser will cease and Sybron will continue as the surviving corporation (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Danaher.

Sybron has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will (a) duly call, give notice of, convene and hold a special meeting of Sybron stockholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of adopting the Merger Agreement; (b) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and use its reasonable best efforts (1) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as defined herein) and, after consultation with Danaher, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and to cause a definitive proxy statement (the “Proxy Statement”) to be mailed to its stockholders and (2) to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by Sybron stockholders; (c) subject to the fiduciary duties of the Sybron Board, include in the Proxy Statement the recommendation of the Sybron Board that Sybron stockholders vote in favor of the approval of the Merger Agreement; and (d) include in the Proxy Statement the opinion of CS. Danaher has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Danaher’s other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Danaher, the Purchaser or any other of Danaher’s subsidiaries acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the Sybron stockholders in accordance with Section 253 of the DGCL.

Charter, By-Laws, Directors and Officers. The Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the Certificate of Incorporation of the Surviving Corporation and applicable law; provided, however, that such amendments are consistent with the rights of directors and officers to indemnification and insurance as described below under “Indemnification; Insurance.” The Bylaws of the Purchaser in effect at the Effective Time will be the Bylaws of the Surviving Corporation, until amended afterward in accordance with the provisions of the Bylaws of the Surviving Corporation and applicable law; provided, however, that such amendments are consistent with the rights of directors and officers to indemnification and insurance as described below under “Indemnification; Insurance.” Subject to applicable law, (a) the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the individuals specified by Danaher prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Conversion of Securities. By virtue of the Merger and without any action on the part of the holders of the Shares, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held by Danaher, the Purchaser, any wholly-owned subsidiary of Danaher or the Purchaser, in the treasury of Sybron or by any wholly-owned subsidiary of Sybron, which Shares, by virtue of the Merger and without any action on the part of the holder of those shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (b) shares held by a holder who has not voted in favor of the Merger or consented in writing and who has demanded appraisal for those shares in accordance with the DGCL (“Dissenting Shares”)) will be canceled and retired and will be converted into the right to receive the Merger Price, without interest, upon surrender of the Share Certificate formerly representing that Share. At the Effective Time, each share of common stock of the Purchaser, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

The Merger Agreement provides that, at the Effective Time, each option to purchase shares of Sybron common stock will be converted into the right to receive an amount in cash (less any applicable withholding taxes) equal to the product of (i) the excess, if any, of (A) the Merger Price over (B) the per share exercise price of each Share subject to such option and (ii) the number of Shares subject to such option immediately prior to the Effective Time. The Merger Agreement provides that the Sybron Employee Stock Purchase Plan will be amended such that the final exercise date of an option granted under the plan will be the earlier of (1) the last business day immediately prior to the Effective Time or (2) the end of the current purchase period under the Sybron Employee Stock Purchase Plan as of the date of the Merger Agreement.

Representations and Warranties. Pursuant to the Merger Agreement, Sybron has made customary representations and warranties to Danaher and the Purchaser with respect to, among other matters, its organization and qualification, capitalization, subsidiaries, authority, required filings, consents, public filings, financial statements, undisclosed liabilities, environmental matters, compliance with law, litigation, employee benefit plans, labor matters, material contracts, opinion of financial advisor, information to be included in the Schedule 14D-9, the Proxy Statement or the other documents required to be filed with the SEC or any other governmental entity in connection with the transactions contemplated by the Merger Agreement, insurance, intellectual property, taxes, relationships with customers and suppliers, certain matters relating to the Rights Agreement, product recalls and product liability and broker fees and the absence of any material adverse effect on Sybron. Danaher and the Purchaser have made customary representations and warranties to Sybron with respect to, among other matters, their organization, qualifications, authority, required filings, consents, information to be included in the certain documents required to be filed with the SEC or any other governmental entity in connection with the transactions contemplated by the Merger Agreement, ownership and lack of prior activities of the Purchaser, litigation and availability of funds.

Covenants. The Merger Agreement obligates Sybron and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their operations only in the ordinary and usual course of business consistent with past practice, and obligates Sybron and its subsidiaries to use their reasonable best efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the goodwill of those having business relationships with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Sybron prior to the Effective Time, which provide that Sybron will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Danaher, including, among other things, actions related to amendments to the Restated Certificate of Incorporation (the “Certificate of Incorporation”) or the Bylaws of Sybron, issuances or sales of its securities, changes in capital structure, dividends and other distributions, repurchases or redemptions of securities, increases in compensation or adoption of new benefit plans, acquisitions or dispositions, incurrence of indebtedness, capital expenditures, and certain other events or transactions, subject to specified exceptions.

No Solicitation. The Merger Agreement requires Sybron to, and to cause its officers, directors and representatives to, immediately cease any existing activities, discussions or negotiations with any person with respect to any Takeover Proposal (as defined below). The Merger Agreement further provides that Sybron and its subsidiaries will not, and that Sybron will cause its and its subsidiaries’ officers, directors, employees, agents and representatives not to, directly or indirectly, initiate, solicit or knowingly encourage, or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, (a) any direct or indirect acquisition or purchase of (1) assets of Sybron and its subsidiaries that generate 15% or more of their net revenues or net income or that represent 15% or more of their total assets or (2) 15% or more of any class of equity securities of Sybron or any of its subsidiaries, (b) any purchase or sale of, or tender or exchange offer for, capital stock of Sybron or its subsidiaries that would result in any person beneficially owning 15% or more of any class of equity securities or voting power of Sybron, or (c) any merger, consolidation, business combination, recapitalization or similar transaction involving Sybron or any combination of Sybron’s subsidiaries whose business constitutes 15% or more of the net revenues, net income or total assets of Sybron and its subsidiaries, taken as a whole (a “Takeover Proposal”). In addition, Sybron and its subsidiaries may not discuss with or provide any information to any person relating to a Takeover Proposal, engage in any negotiations concerning a Takeover Proposal, make or authorize any statement, recommendation or solicitation in support of any Takeover Proposal, or enter into any agreement regarding any Takeover Proposal.

However, prior to the purchase of Shares pursuant to the Offer, Sybron may participate in discussions with any person who has made an unsolicited Takeover Proposal and furnish information to such person pursuant to a customary confidentiality agreement having terms at least as favorable to Sybron as the letter agreement dated as of March 13, 2006, between Danaher and Sybron, if and only to the extent that (a) the Sybron Board determines in good faith (after consultation with outside counsel) that (1) such Takeover Proposal could reasonably be expected to lead to a bona fide written proposal for a Takeover Proposal (substituting references in the definition of “Takeover Proposal” to “15%” with “50%”) on terms that the Sybron Board in good faith concludes (after consulting with its financial advisors and outside counsel), taking into account, among other things, the likelihood of consummation and all legal, financial, regulatory and other aspects of the proposal and the person making it, would result in a transaction that is more favorable to Sybron’s stockholders than the transactions contemplated by the Merger Agreement and is reasonably likely to be consummated (a “Superior Proposal”) and (2) it is necessary to do so in order to comply with its fiduciary duties to Sybron’s stockholders under applicable law and (b) Sybron provides 24 hours prior written notice to Danaher of its decision to take such action. If the Sybron Board determines after consulting with its financial advisors and outside counsel that such Takeover Proposal is a Superior Proposal, Sybron may withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, its approval of the Merger Agreement, the Merger or the recommendation of Sybron’s Board that stockholders tender their shares pursuant to the Offer, or may approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal. Any such change in the recommendation by the Sybron Board may result in the payment of a fee to Danaher. See “—Termination” and “—Fees and Expenses”.

The Merger Agreement provides that Sybron will promptly (and in any event within 24 hours) advise Danaher of any Takeover Proposal or of any request for information relating to a Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request. Sybron shall promptly (and in any event within 24 hours) provide Danaher with a copy of any written request or Takeover Proposal and keep Danaher promptly and fully informed of the status and details of any such request or Takeover Proposal and shall promptly provide Danaher with a copy of any non-public information furnished to the person who made such Takeover Proposal.

The Merger Agreement further provides that, through the Effective Time, Sybron will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party and which relates to the confidentiality of information regarding Sybron or its subsidiaries or which relate to securities of Sybron, other than client and customer agreements entered into by Sybron or its subsidiaries in the ordinary course of business consistent with past practice.

Access to Information. The Merger Agreement provides that, upon reasonable notice and subject to applicable law, through the Effective Time, Sybron will give Danaher and the Purchaser and their representatives reasonable access, during normal business hours, to the properties, personnel, books and records of Sybron and its subsidiaries, and will provide Danaher and the Purchaser copies of documents filed with any governmental entity during this period, and, upon reasonable request, other information with respect to the business and operations of Sybron and its subsidiaries.

Efforts. Subject to the terms and conditions provided in the Merger Agreement, each of Sybron, Danaher and the Purchaser will use its reasonable best efforts to take or cause to be taken all actions, and will cooperate with the other parties in doing all things, necessary, proper or advisable under applicable law to consummate the Offer and the Merger. Each of the parties to the Merger Agreement also has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents of any governmental entity or any other person required in connection with, and waivers of any violations that may be caused by, the consummation of the transactions contemplated by the Merger Agreement; provided, however, that Sybron may not, without Danaher’s written consent, and Danaher will not be required to divest, hold separate or otherwise materially restrict the use or operation of any portion of their businesses or assets or those of their subsidiaries if it would be reasonably expected to have a material adverse effect on Danaher, Sybron or the Surviving Corporation.

Public Announcements. The Merger Agreement provides that Sybron, on the one hand, and Danaher and the Purchaser, on the other hand, agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

Indemnification; Insurance. Pursuant to the Merger Agreement, Danaher has agreed that from and after the Effective Time, the Surviving Corporation will, and it will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of Sybron against any costs or expenses (including attorneys’ fees), damages or liabilities incurred in connection with any claim by reason of the fact that such individual is or was a director or officer of Sybron in respect of actions or omissions occurring at or prior to the Effective Time, to the fullest extent permitted under Sybron’s Restated Certificate of Incorporation and Bylaws. Danaher has also agreed that, subject to certain limitations, the Surviving Corporation will maintain in effect Sybron’s directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time for six years after the Effective Time with respect to Sybron’s officers and directors who are currently covered by its directors’ and officers’ liability insurance policy on terms no less favorable than those of the policy currently in effect (subject to certain financial limits). In the event that Danaher or the Surviving Corporation consolidates or merges with another person or transfers substantially all of its assets to another person, it shall take necessary actions to assure that these obligations are assumed.

Notification of Certain Matters. Danaher and Sybron have agreed to promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which would be reasonably likely (1) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time or (2) to cause any covenant, condition or agreement under the Merger Agreement not to be complied with or satisfied and (b) any failure of Sybron, Danaher or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement. Each of Sybron, Danaher and the Purchaser is also required to give prompt notice to the other parties of any notice or communication from any third party alleging that the consent of that third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

Rights Agreement. Sybron has agreed in the Merger Agreement that it will not (a) redeem the preferred stock purchase rights, (b) amend the Rights Agreement or (c) take any action which would allow any Person (as defined in the Rights Agreement) other than Danaher or the Purchaser to acquire beneficial ownership of 15% or more of the Common Shares without causing a Stock Acquisition Date, Distribution Date or a Triggering Event (as each such term is defined in the Rights Agreement) to occur.

State Takeover Laws. The Merger Agreement provides that Sybron, upon the request of the Purchaser, will take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law.

Employee Benefit Plans and Agreements. The Merger Agreement provides that, from and after the Effective Time, Danaher will honor, or Danaher will cause to be honored, obligations under Sybron’s employee benefit arrangements and employment agreements of Sybron in accordance with their terms and applicable law. The Merger Agreement also provides that, following the Effective Time, active employees of Sybron and its subsidiaries may, in Danaher’s discretion, continue in Sybron’s employee benefit arrangements or become eligible for the employee benefit plans and arrangements of Danaher or its affiliates on the same terms as they are generally offered from time to time to similarly situated employees of Danaher and its affiliates.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Danaher, the Purchaser and Sybron to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (a) Sybron stockholders shall have duly approved the transactions contemplated by the Merger Agreement if required by applicable law; (b) the Purchaser shall have accepted for payment and paid for Shares in an amount sufficient to meet the Minimum Condition and otherwise pursuant to the Offer in accordance with the terms hereof; (c) consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity, or other legal restraint or prohibition, which prevents the consummation of the Merger or has the effect of making the acquisition of the Shares in the Merger illegal; and (d) any waiting period (and any extension thereof) under the HSR Act or under any material applicable foreign statutes or regulations applicable to the Merger shall have expired or terminated, or, where applicable, approval has been obtained.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Sybron stockholders (with any termination by Danaher also being an effective termination by the Purchaser):

(a) by the mutual written consent of Danaher and Sybron, by action of their respective Boards of Directors;

(b) by Danaher or Sybron if (1) Purchaser fails to commence the Offer on or prior to April 30, 2006, or (2) Purchaser shall not have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Offer on or before October 1, 2006, provided, however, that neither Danaher nor Sybron may terminate the Merger Agreement pursuant to this paragraph if such failure to commence the Offer or accept for payment and pay for the Shares is due to the terminating party’s material breach of the Merger Agreement;

(c) by Danaher or Sybron if the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased under the Offer, other than due to a breach by the terminating party of the Merger Agreement;

(d) by Danaher or Sybron if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and that order, decree or ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to prevent the entry of and to remove or lift such order, decree or ruling;

(e) by Sybron prior to the acceptance for payment of Shares pursuant to the Offer, if the Sybron Board shall have determined to recommend a Superior Proposal to its stockholders and to enter into a binding written agreement concerning that Superior Proposal after making the determination described under “No Solicitation” above; provided that the termination described in this paragraph shall not be permissible unless and until (i) Sybron shall have provided the Purchaser and Danaher prior written notice at least 72 hours prior to such termination that the Sybron Board has authorized and intends to effect the termination of the Merger Agreement pursuant to this paragraph, including copies of all forms of proposed agreements (including amendments) supplied by third parties and/or forms of definitive agreements (including amendments) between Sybron and any third parties, (ii) the Sybron Board shall have determined, in good faith and after consultation with its legal and financial advisors, that the foregoing Takeover Proposal constituted, at the time of such determination to terminate the Merger Agreement, and, at the end of the 72 hour period referenced above, still constitutes a Superior Proposal taking into account any changes to the Merger Agreement proposed by Danaher and the Purchaser, and (iii) prior to such termination Sybron shall have paid to Danaher the Termination Fee (as defined below) and the Expense Fee (as defined below);

(f) by Danaher, prior to the purchase of Shares pursuant to the Offer, if (1) the Sybron Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the

Purchaser or Danaher its approval or recommendation of the Offer, the Merger Agreement or the Merger, (2) the Sybron Board shall have approved or recommended a Takeover Proposal, (3) Sybron shall have breached its obligations described under “No Solicitation” above in any material respect, or (4) the Sybron Board shall have resolved to effect any of the foregoing.

(g) by Danaher, prior to the purchase of Shares pursuant to the Offer, if a Takeover Proposal shall have been publicly announced or disclosed and the Minimum Condition shall not have been satisfied (at a time when all other conditions to Purchaser’s obligation to accept for purchase and pay for the tendered Shares in the Offer are satisfied) by the close of business on the business day immediately preceding the Expiration Date.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than certain specified provisions, which shall survive any such termination; provided, that no party would be relieved from liability for any willful breach of the Merger Agreement.

Fees and Expenses. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses. In the event that the Merger Agreement is terminated pursuant to paragraph (e) or (f) under “Termination” above, then Sybron will promptly, and in any event within one business day after such termination, or, in the case of a termination by Sybron, prior to such termination, pay Danaher a termination fee of $59,750,000 (the “Termination Fee”) plus Danaher’s aggregate expenses not to exceed $5,000,000 (the “Expense Fee”). In the event that the Merger Agreement is terminated pursuant to paragraph (g) under “Termination” above, (i) then Sybron shall promptly (and in any event within one business day after such termination) pay Danaher an amount equal to the Expense Fee and (ii) if, within 18 months of the date of such termination a transaction constituting a Takeover Proposal is entered into which is subsequently consummated, Sybron shall, prior to or simultaneously with the consummation of such transaction, pay Danaher the Termination Fee.

Amendment. The Merger Agreement may be amended, in writing, by Sybron, Danaher and the Purchaser at any time before or after any approval of the Merger Agreement by Sybron stockholders but, after any such approval, no amendment will be made which decreases the price to be paid in the Merger or which adversely affects the rights of Sybron stockholders thereunder without the approval of Sybron stockholders.

Extension; Waiver. Subject to the Merger Agreement, at any time prior to the Effective Time, Sybron and the Purchaser, on the one hand, and Sybron, on the other hand may, in writing, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement of the other or in any document, certificate or writing delivered pursuant thereto by the other, or (c) waive compliance by the other with any of the agreements or conditions therein.

Effects of Inability to Consummate the Merger. Pursuant to the Merger Agreement, following the consummation of the Offer and subject to certain other conditions, the Purchaser will be merged with Sybron. If, following the Offer, approval of Sybron stockholders is required by applicable law in order to consummate the Merger of the Purchaser with Sybron, Sybron will submit the Merger to Sybron stockholders for approval. If the Merger is submitted to Sybron stockholders for approval, the Merger will require the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by the Purchaser. Provided that the Minimum Condition is satisfied without being reduced or waived, Danaher will own sufficient Shares to ensure that the required vote of Sybron stockholders will be obtained and that the Merger will be consummated.

If the Merger is consummated, Sybron stockholders who elected not to tender their the Shares in the Offer will receive the same amount of consideration in exchange for each Share as they would have received in the Offer.

If, following the consummation of the Offer, the Merger is not consummated, Danaher, which owns 100% of the Purchaser common stock, indirectly will control the number of Shares acquired by the Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by the Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to applicable law, Sybron has agreed to take all actions necessary to cause a majority of the directors of Sybron to consist of persons designated by Danaher (whether, at the election of Sybron, by means of increasing the size of the Sybron Board or seeking the resignation of directors and causing Danaher designees to be elected). As a result of its ownership of such Shares and right to designate nominees for election to the Sybron Board, Danaher, indirectly, will be able to influence decisions of the Sybron Board and the decisions of the Purchaser as a stockholder of Sybron. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

If Danaher controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, Sybron stockholders, other than those affiliated with Danaher, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. If, for any reason following completion of the Offer, the Merger is not consummated, Danaher and the Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of at least a majority of the Sybron stockholders is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own sufficient Shares to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Sybron stockholder.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Sybron stockholders would have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Merger Price in accordance with the Merger Agreement. A Sybron stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Sybron stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Securities Exchange Act which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Securities Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

12. Source and Amount of Funds.

The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares, other securities and rights pursuant to the Offer and to pay related fees and expenses will be approximately $2.1 billion. Danaher will ensure that the Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Danaher is expected to finance the transaction through a combination of available cash, the issuance of commercial paper, and other borrowings.

13. Dividends and Distributions.

The Merger Agreement provides that, without the prior written consent of Danaher, Sybron will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (a) issue, reissue or sell, or authorize the issuance, reissuance or sale of (1) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares (and the related preferred stock purchase rights) pursuant to the exercise of options outstanding on April 12, 2006 in accordance with the terms of such Options or pursuant to the exercise of rights to purchase shares under the Sybron Employee Stock Purchase Plan or (2) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on April 12, 2006, (b) make any other changes in its capital structure, or declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock except for dividends by any wholly owned Subsidiary of Sybron to Sybron or another wholly owned Subsidiary of Sybron, or (c) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities.

14. Conditions of the Offer.

Conditions to the Offer. Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act, pay for any tendered Shares, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if (A) there will not be validly tendered and not properly withdrawn prior to the Expiration Date for the Offer that number of Shares which, when added to any Shares already owned by Danaher or any of its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (this condition is called the Minimum Condition), (B) any applicable waiting period or approval under the HSR Act or under any material applicable foreign statutes or regulations will not have expired or been terminated or obtained prior to the Expiration Date;

provided that nothing in this clause (B) will be deemed to limit Danaher’s obligations under the Merger Agreement (as described under “Efforts” above) to use its reasonable best efforts to obtain the necessary governmental consents, (C) all consents from third parties will not have been obtained except for those the failure of which to be obtained would not reasonably be expected to have a material adverse effect on Sybron, or (D) at any time on or after April 12, 2006 and prior to the time of acceptance for payment for any Shares, any of the following events (each, an “Event”) will occur:

(a) there will be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that, would reasonably be expected to, directly or indirectly: (1) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or make materially more costly the making of the Offer, (2) prohibit or materially limit the ownership or operation by Danaher or the Purchaser of all or any portion of the business or assets of Sybron or any of their respective subsidiaries or compel Danaher or the Purchaser or any of their respective subsidiaries to dispose of or hold separately all or any material portion of the business or assets of Danaher or the Purchaser or Sybron or any of its subsidiaries taken as a whole, or impose any material limitation on the ability of Danaher or the Purchaser to conduct its business or own such assets, (3) impose material limitations on the ability of Danaher or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or Danaher pursuant to the Offer on all matters properly presented to the Sybron’s stockholders, (4) require divestiture by Danaher or the Purchaser of any Shares, or (5) result in a material adverse effect on Sybron; provided that nothing in this clause (a) shall be deemed to limit Danaher’s obligations under the Merger Agreement (as described under “Efforts” above) to use its reasonable best efforts to obtain any governmental consent or waiver that may be required to consummate the transactions contemplated by the Merger Agreement; or

(b) there will be instituted or pending any action or proceeding by any governmental entity that would reasonably be expected to result in, any of the consequences referred to in clauses (1) through (5) of paragraph (a) above; provided that nothing in this clause (b) shall be deemed to limit Danaher’s obligations under the Merger Agreement (as described under “Efforts” above) to use its reasonable best efforts to obtain any governmental consent or waiver that may be required to consummate the transactions contemplated by the Merger Agreement; or

(c) since April 12, 2006 any event or change will have occurred (or any development shall have occurred involving prospective changes) in the business, financial condition or results of operations of Sybron or any of its subsidiaries that has, or would reasonably be expected to have, a material adverse effect on Sybron; or

(d) (1) the Sybron Board or any committee of the Sybron Board will have withdrawn, or will have modified or amended in a manner adverse to Danaher or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer or the Merger Agreement, or shall have approved or recommended any Takeover Proposal, (2) a person shall have entered into a definitive agreement or an agreement in principle with Sybron with respect to a Takeover Proposal, or (3) the Sybron Board or any committee of the Sybron Board will have resolved to do or enter into any of the foregoing; or

(e) Sybron, the Purchaser and Danaher will have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement will have been terminated in accordance with its terms; or

(f) any of the representations and warranties of Sybron set forth in the Merger Agreement, when read without any exception or qualification as to materiality or material adverse effect on Sybron, will not be true and correct, as if those representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of that specific date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (1) have a material adverse effect on Sybron, (ii) materially increase the cost of the Offer to Danaher, or (3) have a material adverse effect on the benefits to Danaher of the transactions contemplated by the Merger Agreement; or

(g) Sybron will have failed to perform in any material respect or to comply in any material respect with any of its material obligations, covenants or agreements under the Merger Agreement.

The foregoing conditions (including those set forth in clauses (A), (B) and (C) of the initial paragraph) are for the benefit of Danaher and the Purchaser and may be asserted by Danaher or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Danaher or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Danaher or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. Legal Matters; Required Regulatory Approvals.

Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Sybron with the SEC and other information regarding Sybron, we are not aware of any licenses or regulatory permits that appear to be material to the business of Sybron and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as set forth in this Offer, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described under “State Takeover Laws.” Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Sybron’s or its subsidiaries’ businesses, or that certain parts of Sybron’s, Danaher’s, the Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 14 for a description of the conditions to the Offer.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to our acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 18, 2006, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 3, 2006, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from us, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Sybron is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Sybron’s failure to make those filings nor a request made to Sybron from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Danaher, the Purchaser, Sybron or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available information relating to the businesses in which Sybron is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Foreign Approvals. According to publicly available information, Sybron owns property and conducts business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on the Surviving Corporation’s operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger. If such approvals or consents are found to be required the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted, and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents. In addition, we cannot be certain that we will be able to cause Sybron or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for Sybron or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

Government Approvals. According to publicly available information, Sybron is engaged in the manufacturing and developing of certain products that require the licensing and approvals of certain government entities. We cannot be certain that Sybron or its subsidiaries will receive all required approvals or licenses or that the failure to do so will not have adverse consequences for Sybron or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

16. Fees and Expenses.

Goldman Sachs is acting as the Dealer Manager in connection with the Offer and as financial advisor to Danaher in connection with the Offer and the Merger. In such capacity, Danaher has agreed to pay Goldman Sachs reasonable and customary compensation for its services and will reimburse them for certain out-of-pocket expenses. Danaher has agreed to indemnify Goldman Sachs and related parties against certain liabilities and expenses in connection with Goldman Sachs’ engagement, including certain liabilities under the United States federal securities laws. In the ordinary course of business, Goldman Sachs, its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, electronic mail, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

In addition, we have retained Computershare Trust Company, N.A. as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning Sybron, except that copies will not be available at the regional offices of the SEC.

We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Danaher, the Purchaser, Sybron or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SMILE ACQUISITION CORP.

April 18, 2006

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF DANAHER AND THE PURCHASER

Directors and Executive Officers of Danaher. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Danaher. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Danaher. Unless otherwise indicated, the business address of each such person is c/o Danaher, at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006, and each such person is a citizen of the United States of America.

Name	Position
Mortimer M. Caplin	Director
H. Lawrence Culp, Jr.	Chief Executive Officer, President and Director
Donald J. Ehrlich	Director
Linda P. Hefner	Director
Walter G. Lohr, Jr.	Director
Mitchell P. Rales	Director and Chairman of the Executive Committee
Steven M. Rales	Director and Chairman of the Board
John T. Schwieters	Director
Alan G. Spoon	Director
A. Emmet Stephenson, Jr.	Director
Patrick W. Allender	Executive Vice President
Daniel L. Comas	Executive Vice President and Chief Financial Officer
Philip W. Knisely	Executive Vice President
Steven E. Simms	Executive Vice President
James A. Lico	Executive Vice President
James H. Ditkoff	Senior Vice President—Finance and Tax
Robert S. Lutz	Vice President—Chief Accounting Officer
Daniel A. Raskas	Vice President—Corporate Development

Mortimer M. Caplin has been a member of Caplin & Drysdale, a law firm in Washington, D.C., for over five years. He is also a director of Presidential Realty Corporation.

H. Lawrence Culp, Jr. was appointed President and Chief Executive Officer of Danaher in 2001. He has served in general management positions within Danaher for more than the past five years, including serving as Chief Operating Officer from July 2000 to May 2001. He is also a director of GlaxoSmithKline plc.

Donald J. Ehrlich has served as Chief Executive Officer of Schwab Corp., a manufacturer of fire-protective safes, files, cabinets and vault doors, since January 2003. He also served as consultant to Wabash National Corp., a manufacturer of standard and customized truck trailers, from July 2001 to July 2004, President and Chief Executive Officer of Wabash National from April 1985 to July 2001, and Chairman of the Board of Wabash National from 1995 to September 2001.

Linda P. Hefner has served as Executive Vice President, Global Strategy and Business Development for Kraft Foods Inc., a company that manufactures and sells branded foods and beverages, since May 2004, and served in various management positions with Sara Lee Corporation from 1989 to May 2004, most recently as Chief Executive Officer, Underwear, Socks and Latin America Group.

Walter G. Lohr, Jr. has been a partner with Hogan & Hartson, a law firm in Baltimore, Maryland for over five years.

Steven M. Rales has served as Chairman of the Board of Danaher since January 1984. In addition, during the past five years, he has been a principal in a number of private business entities with interests in manufacturing companies and publicly traded securities. Mr. Rales is a brother of Mitchell P. Rales.

Mitchell P. Rales has served as Chairman of the Executive Committee of Danaher since 1990. In addition, during the past five years, he has been a principal in a number of private business entities with interests in manufacturing companies and publicly traded securities. Mr. Rales is a brother of Steven M. Rales.

John T. Schwieters has served as Vice Chairman of Perseus, LLC, a merchant bank and private equity fund management company, since April 2000. He also served as Managing Partner for the Mid-Atlantic region of Arthur Andersen LLP, an accounting firm, from 1989 to February 2000. He is also a director of Manor Care, Inc., Smithfield Foods, Inc. and Choice Hotels International, Inc.

Alan G. Spoon has served as Managing General Partner of Polaris Venture Partners, a company which invests in private technology firms, since May 2000. He is also a director of InterActiveCorp (IAC).

A. Emmet Stephenson, Jr. has served as general partner of Stephenson Ventures, a private investment company, for more than five years and as a director and Chairman of the Board of StarTek, Inc., a provider of process management services, for more than five years. He also served as President of Stephenson and Co., a private investment firm, from 1971 until December 2005.

Patrick W. Allender was appointed Executive Vice President of Danaher in 1999. He also served as Chief Financial Officer and Secretary of Danaher from March 1987 until April 2005.

Daniel L. Comas was appointed Executive Vice President and Chief Financial Officer of Danaher in April 2005. He served as Vice President-Corporate Development from 1996 to April 2004 and as Senior Vice President-Finance and Corporate Development from April 2004 to April 2005.

Philip W. Knisely has served as Executive Vice President since he joined Danaher in June 2000.

Steven E. Simms was appointed Executive Vice President in November 2000. He joined Danaher in 1996 as Vice President and Group Executive.

James A. Lico was appointed Executive Vice President in September 2005. He has served in a variety of general management positions since joining Danaher in 1996, including most recently as President of Fluke Corporation from July 2000 until September 2005, as Vice President and Group Executive of Danaher Corporation from December 2002 until September 2005, and as Vice President—Danaher Business Systems Office from September 2004 until September 2005.

James H. Ditkoff served as Vice President—Finance and Tax of Danaher from January 1991 to December 2002 and has served as Senior Vice President—Finance and Tax since December 2002.

Robert S. Lutz joined Danaher as Vice President-Audit and Reporting in July 2002 and was appointed Vice President-Chief Accounting Officer in March 2003. Prior to joining Danaher, he served in various positions at Arthur Andersen LLP, an accounting firm, from 1979 until 2002, most recently as partner from 1991 to July 2002.

Daniel A. Raskas was appointed Vice President—Corporate Development in November 2004. Prior to joining Danaher, he worked for Thayer Capital Partners, a private equity investment firm, from 1998 through October 2004, most recently as Managing Director from 2001 through October 2004.

Directors and Executive Officers of the Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Danaher. The business address of each such person is c/o Danaher, at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006, and each such person is a citizen of the United States of America.

Name	Position
Daniel L. Comas	President and Director
James H. Ditkoff	Vice President, Secretary and Director
Robert S. Lutz	Vice President, Treasurer and Director
Daniel A. Raskas	Vice President and Director

Daniel L. Comas was appointed Executive Vice President and Chief Financial Officer of Danaher in April 2005. He served as Vice President-Corporate Development from 1996 to April 2004 and as Senior Vice President-Finance and Corporate Development from April 2004 to April 2005.

James H. Ditkoff served as Vice President—Finance and Tax of Danaher from January 1991 to December 2002 and has served as Senior Vice President—Finance and Tax since December 2002.

Robert S. Lutz joined Danaher as Vice President-Audit and Reporting in July 2002 and was appointed Vice President-Chief Accounting Officer in March 2003. Prior to joining Danaher, he served in various positions at Arthur Andersen LLP, an accounting firm, from 1979 until 2002, most recently as partner from 1991 to July 2002.

Daniel A. Raskas was appointed Vice President—Corporate Development in November 2004. Prior to joining Danaher, he worked for Thayer Capital Partners, a private equity investment firm, from 1998 through October 2004, most recently as Managing Director from 2001 through October 2004.

The Depositary for the Offer is:

By Mail:	By Facsimile (for Eligible Institutions only):	By Overnight Courier:

Computershare Trust Company, N.A. PO Box 43014 Providence, RI 02940-3014 Attn: Corporate Actions	For Eligible Institutions Only: (781) 575-2901 For Confirmation Only by Telephone for Eligible Institutions Only: (781) 575-2628	Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 Attn: Corporate Actions

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses or telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

(212) 902-1000 (Call Collect)

(800) 323-5678 (call toll free)